

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2015

Via E-mail
Julian Aleksov
Executive Chairman
Oasmia Pharmaceutical AB
Vallongatan 1
752 28 Uppsala, Sweden

> **Re: Oasmia Pharmaceutical AB**
> **Registration Statement on Form F-1**
> **Filed July 6, 2015**
> **File No. 333-205515**

Dear Mr. Aleksov:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information in an amended registration statement. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended registration statement, we may have additional comments.

Summary of Selected Consolidated Financial Data, page 7

1. The amount of 'other external expenses' was incorrectly revised from (27,627) to (2,627) for the six months ended October 31, 2013. Please revise back to the correct amount of (27,627). Please make the same change to the table on page 48.

Exhibit 23.1

2. Please file a revised consent that references the correct audit report date of August 21, 2014.

You may contact Vanessa Robertson at (202) 551-4986 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Gregory Sichenzia, Esq.
        Henry Nisser, Esq.
        Sichenzia Ross Friedman Ference LLP
        61 Broadway
        New York, NY 10036